

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 4720

August 6, 2009

Bart Hill, President
San Joaquin Bancorp
1000 Truxtun Avenue
Bakersfield, CA 93301

   Re: **San Joaquin Bancorp**
     Item 4.02 Form 8-K
     Filed July 22, 2009
     File No. 000-52165

Dear Mr. Hill:

  We have completed our review of your Item 4.02 Form 8-K and have no further comments at this time.

      Sincerely,

      Babette Cooper
      Staff Accountant